Aracruz Celulose S.A.
Consolidated Financial Statements at
December 31, 2002 and 2003 and
Report of Independent Auditors

Report of Independent Auditors


To the Board of Directors and Stockholders of Aracruz Celulose S.A.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As mentioned in Note 4, on January 9, 2004, the Company was notified by Agencia de Desenvolvimento do Nordeste - ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company's management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.



PricewaterhouseCoopers                                       Vitoria, Brazil
Auditores Independentes                                     January 12, 2004

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

------------------------------------------------------------------------------------------------------------------------------------
                                                   December 31,                                                         December 31,
                                       ------------------------                                             ------------------------

Assets                                       2002         2003       Liabilities and stockholders' equity         2002         2003
                                       -----------  -----------                                             -----------  -----------
Current assets                                                       Current liabilities
     Cash and cash equivalents             25,474       66,284           Suppliers                              45,902       79,673
     Time deposits                        248,455      285,991           Payroll and related charges             7,426       16,245
     Accounts receivable, net                                            Income and other taxes                  2,054       24,120
      Related party                         2,781        3,174           Current portion of long-term debt
      Other                               130,308      219,874             Related party                        47,281       55,190
    Inventories, net                       81,553      131,486             Other                               120,033      212,472
    Deferred income tax, net                8,653       13,181           Short-term borrowings - export
                                                                           financing and other                  10,811      118,306
    Recoverable income and other taxes     25,985       20,464           Accrued finance charges                 4,555        6,120
      Prepaid expenses and other
        current assets                      1,207        2,280           Other accruals                            442        1,553
                                       -----------  -----------                                             -----------  -----------
                                          524,416      742,734                                                 238,504      513,679
                                       -----------  -----------                                             -----------  -----------

Property, plant and equipment, net      2,000,071    2,270,369       Long-term liabilities
                                       -----------  -----------
                                                                         Long-term debt
Investment in affiliated company           70,943      174,257             Related party                       214,772      208,076
Goodwill                                   16,026      208,061             Other                               396,319      771,359
                                       -----------  -----------
                                                                         Tax assessments and litigation
                                                                           contingencies                        65,620       94,500
                                                                         Deferred income tax, net                            26,467
                                                                         Suppliers                              20,113       15,222
Other assets                                                             Other                                   2,668       23,877
                                                                                                            -----------  -----------
    Advances to suppliers                  28,229       38,197
    Deposits for tax assessments           10,605       14,319                                                 699,492    1,139,501
                                                                                                            -----------  -----------
    Deferred income tax, net                  361
    Recoverable income and other taxes     45,170        1,548       Commitments and contingencies
    Other                                   2.993        4,948         (Note 15)
                                       -----------  -----------
                                           87,358       59,012       Minority interest                             255          292
                                       -----------  -----------                                             -----------  -----------

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)                                                                                                (Continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                       Stockholders' equity
                                                       Share capital - no-par-value shares authorized and
                                                        issued
                                                               Preferred stock
                                                                Class A - 2002 - 40,326,290 shares; 2003 -
                                                                    38,137,170  shares                         32,990        31,199
                                                                Class B - 2002 - 536,837,131 shares; 2003 -
                                                                    539,026,251 shares                        581,506       583,297
                                                          Common stock - 2002 and 2003 - 455,390,699          297,265       297,265
                                                                    shares
                                                          Treasury stock
                                                                Class B preferred stock - 2002-1,374,000
                                                                    shares; 2003 - 1,378,000 shares; and
                                                                    Common  stock - 2002 and 2003 -
                                                                    483,114 shares                             (2,285)       (2,288)
                                                                                                            ----------   -----------

                                                                Total share capital                           909,476       909,473

                                                           Appropriated retained earnings                     117,173       334,246
                                                           Unappropriated retained earnings                   733,914       557,242
                                                                                                            ----------   -----------
                                                                                                             1,760,563    1,800,961
                                       -----------  -----------                                             -----------  -----------

                                        2,698,814    3,454,433                                               2,698,814    3,454,433
                                       ===========  ===========                                             ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.


Aracruz Celulose S.A.

Consolidated Statement of income
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)
-----------------------------------------------------------------------------------------------------------------------


                                                                                               Year ended December 31,
                                                                  -----------------------------------------------------

                                                                              2001               2002             2003
                                                                  ----------------- ------------------ ----------------
Operating revenues
     Sales of eucalyptus pulp
        Domestic                                                            23,579             17,126           42,401
        Export                                                             583,365            700,622        1,056,498
                                                                  ----------------- ------------------ ----------------

                                                                           606,944            717,748        1,098,899
     Sales taxes and other deductions                                      (32,589)           (48,765)         (95,829)
                                                                  ----------------- ------------------ ----------------

     Net operating revenues                                                574,355            668,983        1,003,070
                                                                  ----------------- ------------------ ----------------

Operating costs and expenses
     Cost of sales                                                         420,606            468,875          592,555
     Selling                                                                23,253             28,242           38,617
     Administrative                                                         22,012             22,302           22,762
     Provision for loss on ICMS credit                                      10,754             45,093           23,178
     Other, net                                                             14,807              8,968           18,784
                                                                  ----------------- ------------------ ----------------

                                                                           491,432            573,480          695,896
                                                                  ----------------- ------------------ ----------------

Operating income                                                            82,923             95,503          307,174
                                                                  ----------------- ------------------ ----------------

Non-operating (income) expenses
     Equity in results of affiliated company                                (1,195)            (6,076)           6,844
     Financial income                                                      (54,749)           (61,611)         (43,037)
     Financial expenses                                                     70,215             82,014          108,209
     Loss (gain) on currency remeasurement, net                             18,029            (14,888)         (41,955)
     Other, net                                                               (171)              (212)            (129)
                                                                  ----------------- ------------------ ----------------

                                                                            32,129               (773)          29,932
                                                                  ----------------- ------------------ ----------------


Income before income taxes and minority interest                            50,794             96,276          277,242
                                                                  ----------------- ------------------ ----------------

Income tax expense (benefit)
     Current                                                                35,722            (23,988)         106,549
     Deferred                                                               (2,992)             8,415           22,567
                                                                  ----------------- ------------------ ----------------

                                                                            32,730            (15,573)         129,116
                                                                  ----------------- ------------------ ----------------

Minority interest in losses (earnings) of subsidiary                            43                 64              (37)
                                                                  ----------------- ------------------ ----------------

Net income for the year                                                     18,107            111,913          148,089
                                                                  ================= ================== ================

Aracruz Celulose S.A.

Consolidated Statements of Income
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)                                                            (Continued)
----------------------------------------------------------------------------------------------------------------------




                                                                                    Year ended December 31,
                                                                  ----------------------------------------------------

                                                                            2001               2002              2003
                                                                  ---------------   ----------------   ---------------
Basic and diluted earnings per share
    Class A preferred stock                                                 0.05               0.11              0.15
    Class B preferred stock                                                 0.02               0.11              0.15
    Common stock                                                            0.01               0.10              0.14

Weighted-average number of shares
   outstanding  (thousands)

    Class A preferred stock                                               40,651             40,395            39,819
    Class B preferred stock                                              536,512            536,768           535,969
    Common stock                                                         454,908            454,908           454,908


The accompanying notes are an integral part of these consolidated financial statements.




Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
-------------------------------------------------------------------------------------------------------------------------



                                                                                                 Year ended December 31,
                                                                   ------------------------------------------------------

                                                                              2001               2002               2003
                                                                   ----------------   ----------------   ----------------
Cash flows from operating activities
    Net income for the year                                                 18,107            111,913            148,089
    Adjustments to reconcile net income to cash
       provided by operating activities:
       Non-cash items
           Depreciation and depletion                                      162,567            171,527            191,508
           Equity in results of affiliated company                          (1,195)            (6,076)             6,844
           Deferred income tax                                              (2,992)             8,415             22,567
           Loss (gain) on currency remeasurement                            18,029            (14,888)           (41,955)
           Loss on sale of equipment                                         8,883              1,077              1,903
           Other                                                                               (1,346)

       Decrease (increase) in assets
           Accounts receivable, net                                         (5,122)           (50,557)           (24,199)
           Inventories, net                                                 13,552            (11,868)           (23,556)
           Interest receivable on time deposits                              4,792             54,817            (15,540)
           Recoverable income taxes                                        (27,025)            10,246             68,848
           Other                                                             5,019              6,708             (2,725)

       Increase (decrease) in liabilities
           Suppliers                                                        27,977             10,437            (38,554)
           Payroll and related charges                                        (353)            (1,537)             6,460
           Income and other taxes and litigation
              contingencies                                                 31,382             (3,751)            25,641
           Accrued finance charges                                           5,825             (9,927)            (3,689)
           Other                                                               714              1,061             14,783
                                                                   ----------------   ----------------   ----------------

    Net cash provided by operating activities                              260,160            276,251            336,425
                                                                   ----------------   ----------------   ----------------

Cash flows from investing activities
    Time deposits                                                          (92,279)            27,927             75,194
    Proceeds from sale of equipment                                            392              1,199                699
    Investments in affiliate                                                (5,137)                             (110,158)
    Acquisition of Riocell (net of cash received)                                                               (563,208)
    Additions to property, plant and equipment                            (416,353)          (260,658)          (118,663)
                                                                   ----------------   ----------------   ----------------

    Net cash used in investing activities                                 (513,377)          (231,532)          (716,136)
                                                                   ----------------   ----------------   ----------------


Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
---------------------------------------------------------------------------------------------------------------------


                                                                                             Year ended December 31,
                                                                -----------------------------------------------------

                                                                          2001               2002               2003
                                                                ---------------    ---------------    ---------------
Cash flows from financing activities
    Short-term debt, net                                               (15,224)           (78,789)           104,486
    Long-term debt
       Issuances
          Related parties                                              160,889            112,199
          Other                                                        280,374            250,000            612,512
       Repayments
          Related parties                                              (53,214)           (43,309)           (52,719)
          Other                                                        (54,945)          (203,756)          (133,080)
    Treasury stock acquired                                                                (2,175)                (3)
    Dividends paid                                                     (63,169)           (73,765)          (109,310)
                                                                ---------------    ---------------    ---------------

    Net cash provided by (used in) financing
         activities                                                    254,711            (39,595)           421,886
                                                                ---------------    ---------------    ---------------

Effect of changes in exchange rates on cash and
    cash equivalents                                                       540                225             (1,365)
                                                                ---------------    ---------------    ---------------

Increase in cash and cash equivalents                                    2,034              5,349             40,810

Cash and cash equivalents, beginning of year                            18,091             20,125             25,474
                                                                ---------------    ---------------    ---------------

Cash and cash equivalents, end of year                                  20,125             25,474             66,284
                                                                ===============    ===============    ===============

Supplementary cash flow information
    Financial charges paid                                              49,258             60,412             64,828
                                                                ===============    ===============    ===============

    Income taxes paid, including escrow deposits
         for tax assessments                                                66                140              2,186
                                                                ===============    ===============    ===============

    Withholding income tax on financial income                          34,020              1,404              6,969
                                                                ===============    ===============    ===============


The accompanying notes are an integral part of these consolidated financial statements.



Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                             Year ended December 31,
                                        --------------------------------------------------------------------------------------------

                                                                 2001                            2002                           2003
                                        -----------------------------   -----------------------------   ----------------------------

                                                Shares          U.S.$           Shares          U.S.$           Shares         U.S.$
                                        --------------    -----------   --------------    -----------   --------------   ----------
Share Capital
  Preferred stock - Class A
    Balance, January 1                      40,929,550         33,455       40,479,797         33,087       40,326,290       32,990
    Treasury stock cancelled                                                   (35,301)
    Conversion to Class B stock               (449,753)          (368)        (118,206)           (97)      (2,189,120)      (1,791)
                                        --------------    -----------   --------------    -----------   --------------   ----------

    Balance, December 31                    40,479,797         33,087       40,326,290         32,990       38,137,170       31,199
                                        --------------    -----------   --------------    -----------   --------------   ----------

  Preferred stock  - Class B
    Balance, January 1                     581,599,464        581,041      582,049,217        581,409      536,837,131      581,506
    Treasury stock cancelled                                               (45,330,292)
    Conversion from Class A stock              449,753            368          118,206             97        2,189,120        1,791
                                        --------------    -----------   --------------    -----------   --------------   ----------

    Balance, December 31                   582,049,217        581,409      536,837,131        581,506      539,026,251      583,297
                                        --------------    -----------   --------------    -----------   --------------   ----------

  Common stock
    Balance, January 1 and December 31     455,390,699        297,265      455,390,699        297,265      455,390,699      297,265
                                        --------------    -----------   --------------    -----------   --------------   ----------

  Treasury stock
    Balance, January 1                     (45,848,707)       (57,807)     (45,848,707)       (57,807)      (1,857,114)      (2,285)
    Treasury stock cancelled                                                45,365,593         57,697
    Treasury stock acquired                                                 (1,374,000)        (2,175)          (4,000)          (3)
                                        --------------    -----------   --------------    -----------   --------------   ----------

    Balance, December 31                   (45,848,707)       (57,807)      (1,857,114)        (2,285)      (1,861,114)      (2,288)
                                        --------------    -----------   --------------    -----------   --------------   ----------

Total share capital                      1,032,071,006        853,954    1,030,697,006        909,476    1,030,693,006      909,473
                                        --------------    -----------   --------------    -----------   --------------   ----------


Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                                                                          (Continued)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                             Year ended December 31,
                                        --------------------------------------------------------------------------------------------

                                                                 2001                            2002                           2003
                                        -----------------------------   -----------------------------   ----------------------------

                                                Shares          U.S.$           Shares          U.S.$           Shares         U.S.$
                                        --------------    -----------   --------------    -----------   --------------   ----------
Balance brought forward                  1,032,071,006        853,954    1,030,697,006        909,476    1,030,693,006      909,473
                                        --------------    -----------   --------------    -----------   --------------   ----------


Net unrealized gain on
  Available-for-sale securities
  Balance, January 1                                            1,095                         10,920
  Unrealized gain (loss) on
    available-for-sale securities,
    net of reclassification adjustments                        14,664                        (16,299)
  Tax effect on above                                          (4,839)                         5,379
                                                          -----------                     -----------                    ----------

  Balance December 31,                                         10,920
                                                          -----------                     -----------                    ----------

Fiscal-incentive reserve
  Balance, January 1
  Transfer from unappropriated retained
    earnings                                                                                                                 34,934
                                                          -----------                     -----------                    ----------

  Balance, December 31                                                                                                       34,934
                                                          -----------                     -----------                    ----------

Investments reserve
  Balance, January 1                                          282,475                         242,121                        81,520
  Treasury stock cancelled                                                                    (57,697)
  Transfer from (to) unappropriated
    retained earnings                                         (40,354)                       (102,904)                      158,989
                                                          -----------                     -----------                    ----------

  Balance, December 31                                        242,121                          81,520                       240,509
                                                          -----------                     -----------                    ----------

Legal reserve
  Balance, January 1                                           57,775                          52,985                        35,653
  Transfer from (to) unappropriated
    retained earnings                                          (4,790)                        (17,332)                       23,150
                                                          -----------                     -----------                    ----------

  Balance, December 31                                         52,985                          35,653                        58,803
                                                          -----------                     -----------                    ----------

  Total appropriated retained earnings                        295,106                         117,173                       334,246
                                                          -----------                     -----------                    ----------

  Balance carried forward                1,032,071,006      1,159,980    1,030,697,006      1,026,649    1,030,693,006    1,243,719
                                        --------------    -----------   --------------    -----------   --------------   ----------


Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                                                                          (Continued)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                             Year ended December 31,
                                        --------------------------------------------------------------------------------------------

                                                                 2001                            2002                           2003
                                        -----------------------------   -----------------------------   ----------------------------

                                                Shares          U.S.$           Shares          U.S.$           Shares         U.S.$
                                        --------------    -----------   --------------    -----------   --------------   ----------
Balance brought forward                  1,032,071,006      1,159,980    1,030,697,006      1,026,649    1,030,693,006    1,243,719
                                        --------------    -----------   --------------    -----------   --------------   ----------

Unappropriated retained earnings
  Balance, January 1                                          577,822                         577,750                       733,914
  Net income for the year                                      18,107                         111,913                       148,089
  Cash dividends (per share: 2001 -
    U.S.$0.06 to Class A preferred stock
    and U.S.$0.06 to both Class B
    preferred and common stock; 2002 -
    U.S.$0.08 to Class A preferred
    stock and U.S.$0.07 to both Class B
    preferred and common stock; 2003 -
    U.S.$0.11 to both Class A preferred
    and Class B preferred stock and
    U.S.$0.09 to common stock)                                (63,323)                        (75,985)                     (107,688)
  Transfer from (to) reserves                                  45,144                         120,236                      (217,073)
                                                          -----------                     -----------                    ----------

    Balance, December 31                                      577,750                         733,914                       557,242
                                                          -----------                     -----------                    ----------

Total stockholders' equity               1,032,071,006      1,737,730    1,030,697,006      1,760,563    1,030,693,006    1,800,961
                                        ==============    ===========   ==============    ===========   ==============   ==========

Comprehensive income is comprised
  as follows:
    Net income for the year                                    18,107                         111,913                       148,089
    Net unrealized gain on available-
      for-sale securities
    Increase(decrease)in the unrealized
      gain arising during the year,
      net of taxes                                              9,825                         (10,920)
                                                          -----------                     -----------                    ----------

       Total comprehensive income                              27,932                         100,993                       148,089
                                                          ===========                     ===========                    ==========


The accompanying notes are an integral part of these consolidated financial statements.


     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------


1    Summary of significant accounting policies

     The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)  Basis of presentation

     The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

     The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

     Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2003 was a net gain of U.S.$ 42.0 million (U.S.$ 14.9 million gain in 2002 and U.S.$ 18.0 million loss in 2001). The exchange rates at December 31, 2003, 2002 and 2001 were, respectively: U.S.$ 1: R$ 2,8892, R$ 3,5333 and
     R$ 2,3204.

     Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------


(b)  Basis of consolidation

     The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A. and Riocell S.A.

(c)  Cash and cash equivalents

     Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

(d)  Concentration of risk

     Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, time deposits and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and time deposits by placing its investments with highly rated financial institutions and in very short-term securities. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

     The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)  Inventories

     Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(f)  Investments in affiliated companies

     The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 50% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

     In accordance with SFAS 142 - "Goodwill and Other Intangible Assets", goodwill will be tested for impairment at least annually using an estimation of a reporting unit.

(g)  Property, plant and equipment

     Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

     Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars) at the contractual interest rates.

     Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(h)  Environmental costs

     Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(i)  Recoverability of long-lived assets

     In accordance with SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management did not identify the need for a provision for impairment in 2001, 2002 and 2003.

(j)  Employee retirement and postemployment benefits

     The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No amounts were accrued at December 31, 2001, 2002 and 2003, since future severance costs are not reasonably estimable.

(k)  Compensated absences

     The liability for employees' future vacation compensation is accrued as vacation vests during the year.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(l)  Revenues and expenses

     Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when persuasive evidence of arrangements exists, title has transferred to the customer, the selling price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

(m)  Accounting for derivatives and hedging activities

     The Company has adopted Statement of Financial Accounting Standards No. 133
     - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

     Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument is reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges is recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

     The adoption of SFAS 133 did not have an effect upon the financial position and results of operations of the Company as it had previously recognized and continues to recognize all derivative financial instruments as non-hedge transactions, with the derivative instrument recorded at fair value in the balance sheet and changes in the fair value of the instrument recorded in the income statement.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(n)  Income taxes

     The Company has adopted SFAS 109 - "Accounting for Income Taxes" for all years presented. Accordingly, the Company recognizes (i) the benefits of tax loss carryforwards available to be offset against future taxable income and (ii) deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

(o)  Basic and diluted earnings per share

     Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2001, 2002 and 2003.

(p)  Comprehensive income

     The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".


2    Business Combination - Acquisition of Riocell S.A.

     On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. and its subsidiaries ("Riocell") from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda for the amount of US$ 610,500.

     Riocell, is a producer of bleached eucalyptus pulp, most of which is exported, with a production capacity of 400,000 tons of pulp per year and forestry operations which encompass 40,000 hectares of eucalyptus plantations.

     The acquisition is in line with the Company's strategy objective of increasing capacity. The goodwill paid is related to potential operating synergy gains. The final price paid is within the market value evaluation made by independent appraisers.

     After the completion of the due diligence process, the initial purchase price of US$ 610,500 was reduced to US$ 567,296.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     The Company retained an independent appraiser to perform a detailed fair value valuation of Riocell's assets and liabilities. This valuation was completed in December 23, 2003 and after the final allocation of the purchase price to the net assets acquired, the company recognized a goodwill in the amount of US$ 192,035 at December 31, 2003; there was no intangible assets identified on the acquisition.

     The following table summarizes the estimated fair value of Riocell's assets and liabilities at July 2, 2003, after giving effect to the final price adjustments:

                                                              July 2, 2003
                                                              ------------

     Cash and cash-equivalents                                       4,088
     Inventory                                                      29,525
     Property, Plant and equipment                                 340,129
     Other assets acquired                                          77,068
         Total assets                                              450,810
     Liabilities                                                    75,549

         Net worth                                                 375,261

     Shares owned                                                      100%
     Company's interest                                            375,261

         Consideration paid                                        567,296

     Goodwill                                                      192,035

     The final goodwill assessment under Brazilian GAAP was R$ 839,3 million (tax deductible in accordance with Brazilian tax legislation), of which R$ 282,1 (US$ 97,5 at December 31, 2003 exchange rate) based on asset market value, to be amortized in a period equivalent to the depreciation of property, plant and equipment (approximately 18 years); and R$ 557,2 (approximately US$ 192,7 million at December 31, 2003 exchange rate) based on expected return of investments to be amortized in 10 years.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     Unaudited pro-forma results of operations for the year ended December 31, 2003 as if the acquisition of Riocell had taken place at the beginning of 2003 is presented below. Riocell was incorporated on November 30, 2002 and, accordingly no financial information is available for the year ended December 31, 2002. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.



                                                           2003 (Unaudited)
                                                           ----------------
     Operating revenues                                           1,104,350
     Net income                                                     148,577
     Earnings per share, basic and diluted :
       Preferred shares                                                0.15
       Common shares                                                   0.14


3    Recently issued accounting pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued the following pronouncements:

     SFAS N(0) 147 - "Accounting for Acquisitions of Certain Financial Institutions".

     SFAS N(0) 148 - "Accounting for Stock-Based Compensation".

     SFAS N(0) 149 - "Amendment of SFAS 133".

     SFAS N(0) 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

     Management believes that adoption of these pronouncements did not or will not, as applicable, have a material impact on the financial position and results of operations of the Company.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------


     In January 2003, the FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. The Company does not have any entities or transactions, which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on its financial statements.


4    Taxes

4.1  Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2001, 2002 and 2003 are presented as follows:


     Federal income tax rate                                            25.0%
     Social contribution (*)                                             9.0%
                                                                      -------
     Composite tax rate                                                 34.0%
                                                                      =======

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

                                                                                  Year ended December 31,
                                                              --------------------------------------------

                                                                        2001           2002          2003
                                                              ---------------  ------------- -------------
Income before income taxes and minority
     interest                                                         50,794         96,276       277,242
                                                              ===============  ============= =============

Federal income tax and social
     contribution at statutory rates                                  17,270         32,734        94,262
Adjustments to derive effective tax rate:
     Effects of differences in remeasurement
        from reais to U.S. dollars, using
        historical exchange rates and indexing
        for tax purposes:
           Translation effect for the period                          (4,131)       (89,660)       43,778
           Depreciation on difference in asset basis                  21,083         40,746        25,893
     Valuation allowance (reversal)
        Operations outside Brazil                                     (2,474)
       Reversal of income tax and social
          contribution related to "plano verao"                                                    (9,106)
       Fiscal incentive - income tax  (*)                                                         (34,934)
     Other permanent items                                               982            607         9,223
                                                              ---------------  ------------- -------------

Income tax expense (benefit) in the consolidated
     statements of income                                             32,730         (15,573)     129,116
                                                              ===============  ============= =============

     (*) The Company's operations are located within the geographic area of the Agencia de Desenvolvimento do Nordeste (Northeast Development Agency, or ADENE) and the pulp and paper sector is considered by the Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied and was awarded the right to a reduction in the income taxes payable over its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002, as follows:

          (i) Profits corresponding to the volumes of Plant C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

          (ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

     For the year ended December 31, 2003, the reduction in taxes amounted to US$ 34,934. This amount was transferred from retained earnings and was recognized as a Fiscal Incentive Reserve in the Stockholders' Equity and can only be used to increase capital, according to the ADENE rules.

     On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company has so been entitled. Such decision has resulted from a reexamination by the legal department of the Regional Integration Ministry, which has concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

     Based on the advice of external legal counsels, Company's management believes that such decision is not correct, as the most appropriate interpretation of the legislation would necessarily lead to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not affect the benefits already recorded during 2003 as they were duly recognized under so existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the year ended December 31, 2003.

     Finally, management will seek all available legal instruments to protect its rights and to revoke the ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                   December 31,
                                                 ------------------------------

                                                         2002              2003
                                                 ------------      ------------

     Assets (liabilities)
          Tax loss carryforwards
             Operations in Brazil                       1,354
          Expenses not currently deductible            34,633            48,596
           Other capitalized investments              (35,626)          (75,063)
          Others                                        8,653            13,181
                                                 ------------      ------------

                                                        9,014           (13,286)

          Current assets                                8,653            13,181
                                                 ------------      ------------

          Long-term assets (liabilities)                  361           (26,467)
                                                 ============      ============


     Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced. Tax loss carryforwards do not expire and are available to offset against future taxable income limited to 30% of taxable income in any individual year.

4.2  Other taxes

     Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, due to the priority given by Espirito Santo government to financially restructure public account, the Company does not foresee a short-term solution to the utilization of the credits.

     Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated. At December 31, 2003, the Company had ICMS credits in the amount of U.S.$ 92,010 and a valuation allowance in the same amount.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

5    Cash and cash equivalents

                                                                   December 31,
                                                 ------------------------------

                                                         2002              2003
                                                 ------------      ------------

     Brazilian reais                                    4,176             3,307
     United States dollars                             20,658            61,775
     Other European currencies                            640             1,202
                                                 ------------      ------------

                                                       25,474            66,284
                                                 ============      ============

     Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.


6    Time deposits

     At December 31, 2003, comprised of certificates of deposit with prime institutions in Brazil, with final maturities from February 2004 to July 2006 and daily liquidity.


7    Accounts receivable, net

                                                                   December 31,
                                                 ------------------------------

                                                         2002              2003
                                                 ------------      ------------
     Customers - pulp sales
          Domestic                                      4,305             7,383
          Export                                      124,689           196,911
     Advances to suppliers                              1,036             4,258
     Other                                              4,130            18,007
                                                 ------------      ------------

                                                      134,160           226,559
     Allowance for doubtful accounts                   (1,071)           (3,511)
                                                 ------------      ------------

     Total, net                                       133,089           223,048
                                                 ============      ============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     At December 31, 2003, two customers accounted for 44% of total customer receivables (At December 31, 2002 two customers accounted for 35%) and no other accounted for more than 10%.


     Export receivables are denominated in the following currencies:

                                                                   December 31,
                                                 ------------------------------

                                                         2002              2003
                                                 ------------      ------------

     United States dollars                            122,127           193,599
     European currency units - EURO                     2,562             3,312
                                                 ------------      ------------

                                                      124,689           196,911
                                                 ============      ============

     Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in
     Note 17.


8    Inventories, net

                                                                   December 31,
                                                 ------------------------------

                                                         2002              2003
                                                 ------------      ------------

     Finished products                                 36,689            67,903
     Work in process                                    1,078             1,380
     Timber                                             2,853             3,872
     Raw materials                                     11,445            24,059
     Spare parts and maintenance supplies,
         less allowance for loss of
         U.S.$ 8,111 (2002 - U.S.$ 3,512)              29,488            34,272
                                                 ------------      ------------

                                                       81,553           131,486
                                                 ============      ============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

9    Property, plant and equipment

                                                                                       December 31, 2002
                                                     ----------------------------------------------------

                                                                              Accumulated
                                                                  Cost       depreciation            Net
                                                     ------------------ ------------------ --------------
     Land                                                      206,211                           206,211
     Timber resources                                          523,122            352,690        170,432
     Buildings, improvements and installations                 472,799            282,835        189,964
     Equipment                                               1,812,318            868,242        944,076
     Information technology equipment                           47,753             30,872         16,881
     Other                                                     143,510            109,957         33,553
                                                     ------------------ ------------------ --------------
                                                             3,205,713          1,644,596      1,561,117
     Construction in progress                                  352,074                           352,074
                                                     ------------------ ------------------ --------------

     Total                                                   3,557,787          1,644,596      1,913,191
                                                     ================== ================== ==============



                                                                                       December 31, 2003
                                                     ----------------------------------------------------

                                                                              Accumulated
                                                                  Cost       depreciation            Net
                                                     ------------------ ------------------ --------------

     Land                                                      295,364                           295,364
     Timber resources                                          341,054             75,087        265,967
     Buildings, improvements and installations                 563,872            326,633        237,239
     Equipment                                               2,606,971          1,193,750      1,413,221
     Information technology equipment                           55,926             41,303         14,623
     Other                                                     153,481            125,653         27,828
                                                     ------------------ ------------------ --------------
                                                             4,016,667          1,762,425      2,254,242
     Construction in progress                                   16,127                            16,127
                                                     ------------------ ------------------ --------------

     Total                                                   4,032,794          1,762,425      2,270,369
                                                    ================== ================== ==============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     Fiberline C - Expansion Project

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, increased the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production capacity requires an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000 and start up occurred in May 2002. The Company reached full production capacity in the first quarter of 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million was invested in the production line and the balance in land, forest and other investments. As of December 31, 2003 the Company had invested approximately US$ 711 million.

     During 2002 up to the start-up of the new pulp line - "Fiberline C" on May 2002, the Company capitalized approximately US$ 7.5 million of interest cost on funds used to construct the new pulp line.


     Acquisition of Florestas Rio Doce S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests with amount of (R$ 193.3 million - US$ 49.6 million) net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (supply agreement) and as an asset (land and forests). Aracruz and Bahia Sul each will separately control its share of the assets. The Company has paid 5 installments through December 31, 2003.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

10   Investment in affiliated company

     Veracel Celulose S.A.

     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

     During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht's ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

     The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2003 the Company's investment in Veracel included goodwill of US$ 16,026. In 2003, the Company recognized an equity gain of US$ 6,844 (2002 - loss of US$ 6,076).

     In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million were already invested in forestry and infrastructure including roads and a specialized maritime terminal.


11   Short-term borrowings

     The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2002 and 2003 were, respectively, 1.5% and 4.33%.

     At December 31, 2003, U.S.$ 82,206 of short-term borrowings fall due within 90 days, U.S.$ 34,975 from 91 to 180 days and U.S.$ 1,125 from 181 to 360 days.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

12   Long-term debt

                                                                                             December 31,
                                                                         ---------------------------------

                                                                                  2002               2003
                                                                         --------------   ----------------
Denominated in Brazilian currency - term loans with
     varying interest rates; principally the "Long-term
     Interest Rate" (TJLP) plus 7.8% to 10.0%
     (2002 - 7.8% to 11.0%), due 2004 to 2009                                  191,177            210,955
                                                                         --------------   ----------------

Denominated in foreign currencies
     Term loans - 2.33% to 10.41% (2002 - 2.9% to
        11.97%), due 2004 to 2009                                              134,940             89,813
     Securitization of receivables - 5.99% to 7.05% due
          2004 to 2009 (2002 - 5.98%)                                          250,000            650,000
     Import financing - 1.43% to 7.08% (2002 - 2.27%
        to 7.8%), due 2004 to 2007                                              22,288             16,317
     Pre-export financing - 2.51% to 4.33% (2002 -
        2.93% to 3.24%) due 2004 to 2007                                       180,000            280,012
                                                                         --------------   ----------------

                                                                               587,228          1,036,142
                                                                         --------------   ----------------

Total                                                                          778,405          1,247,097
Less current maturities                                                        167,314            267,662
                                                                         --------------   ----------------

                                                                               611,091            979,435
                                                                         ==============   ================


     During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.51% to 2.67%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$ 37.5 million in December 2002 and US$ 25.0 million in May 2003.

     In June 2003, the Company obtained bank financing against export receivables in the amount of US$ 60 million, with annual interest rate of 4.33% and maturity in December 2004.

     In December 2003, the Company had an outstanding balance of BNDES loans in the amount of R$ 761 million (equivalent to US$ 263 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 2.33% to 10,41%, to be repaid from 2004 through 2009.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In August 2003, a second tranche of Senior Secured Notes was issued, in the amount of US$ 400,000 under the same securitization program established in February 2002. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80%. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A..

     The table below summarizes the conditions of the two tranches under the securitization program:

                                                                Outstanding balance
                                                      -------------------------------

                          Annual                              December       December
           Tranche       charges             Due date         31, 2003       31, 2002
------------------- ------------- ------------------- ---------------- --------------

February 2002            5.98%         February /2009          250,000        250,000
August 2003              7.05%        September /2011          400,000
                                                      ---------------- --------------

                                                               650,000        250,000
                                                      ================ ==============


     In November and December 2003, the Company obtained bank financing against export receivables in the amount of US$ 153 million, with annual interest rate ranging from 2.72% to 3,39% and maturity ranging from October 2006 to June 2007.


     The long-term portion of the Company's debt at December 31, 2003 becomes due in the following years:

     2005                                                           123,302
     2006                                                           216,282
     2007                                                           266,957
     2008                                                           160,671
     2009 and thereafter                                            212,223
                                                             --------------

     Total                                                          979,435
                                                             ==============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

13   Stockholders' equity

     At December 31, 2002, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:
     Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participacao S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Economico e Social - BNDES with 12.5%. At December 31, 2003, SODEPA and the Banco Nacional de Desenvolvimento Economico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

     Treasury stock

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. The cancellation of shares did not result in a reduction of subscribed capital.

     Basic and diluted earnings per share

     Basic and diluted earnings per share ("EPS") as of December 31, 2003, 2002 and 2001, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.


     The following presents the earnings per share calculations:

                                                                     2001          2002            2003
                                                              ------------  ------------  --------------

Net income for the year                                            18,107       111,913         148,089

Less priority Class A preferred stock dividends                    (1,889)      (1,233)        (1,488)

Less Class B preferred stock and common stock
     dividends up to a limit equivalent to the
     Class A preferred stock dividends on a per-share
     basis while maintaining the Dividend Ratio                  (16,218)     (29,007)       (35,483)
                                                              ------------  ------------  --------------
Remaining net income to be equally allocated to
     Class A and Class B preferred stock and
     common stock while maintaining the
     Dividend Ratio                                                              81,673         111,118
                                                              ============  ============  ==============

Weighted average number of shares
     outstanding (thousands)
        Class A preferred                                          40,651        40,395          39,819
        Class B preferred                                         536,512       536,768         535,969
        Common                                                    454,908       454,908         454,908

Basic and diluted earnings per share
       Class A preferred                                             0.05          0.11            0.15
       Class B preferred                                             0.02          0.11            0.15
       Common                                                        0.01          0.10            0.14

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2003, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 238 million.

     Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

     The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

     The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2003, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 170 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

     At the Company's Annual General Meeting held on April 30, 2003, the stockholders approved the payment of dividends of R$ 315,000 thousand, equivalent to US$ 107,733 at that date, representing dividends of R$ 250.00
     - US$ 108.89 per thousand shares of Class A and B preferred stock and R$
     227.27 - US$ 98.99 per thousand shares of common stock. The dividends were paid in May 2003.

14   Pension plan

     The Company sponsors a contributory defined contribution pension plan, ARUS
     - Fundacao Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company. ("Sponsors").

     The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which administers (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     Contributions made by the Company to the plan amounted to U.S.$ 1,031, U.S.$ 989 and U.S.$ 1,287 in 2001, 2002 and 2003, respectively, and represented the annual pension expense of the Company for the plan.

15   Employee benefits

     In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

16   Commitments and contingencies

(a)  Contingencies

(i)  Labor proceedings

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

     In addition, at December 31, 2003, the Company had a total provision recorded for other cases of U.S.$ 13.3 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 3.9 million.

(ii) Administrative proceedings

     The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 4.7 million at December 31, 2003), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

     If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2003, the Company had donated to the Indian Associations approximately R$ 6.8 million (U.S.$
     3.3 million) (U.S.$ 2.7 up to December 31, 2002) under the Terms of Settlement.

(iii)Fiscal proceedings

     In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2003, the Company is contesting this notification and has placed approximately U.S.$ 5.9 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iv) Income tax and social contribution related to the "Plano Verao"

     In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% ("Plano Verao"). The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

(v)  PIS and COFINS contributions

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2003, the provision for contingencies included U.S.$ 43.4 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(vi) Value-Added Tax

     During 2001 the Company received tax assessment from fiscal authorities of the States of Espirito Santo and Bahia, the total amount of U.S.$ 36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company. The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2003.

(vii) Social Contribution

     On September 10, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. The accumulated amount as of December 31, 2003 is US$ 30.7 million, which is being accrued as a liability until a final decision is reached.

(viii) Others

     The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 7.1 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 8.4 million in escrow accounts.


(b)  "Take-or-pay" contract

     In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited - NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(c)  Compliance with regulations

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

17   Derivative instruments, hedging and risk management activities

     The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

     These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy. The Treasury reports to the Chief Financial Officer.

     The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(a)  Foreign currency risk management

     The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward and futures contracts to implement this strategy.

(b)  Interest rate risk management

     The Company's strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2003 the Company had no outstanding interest rate swap contracts.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

(c)  Commodity price risk management

     The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.


18   Nonderivative financial instruments

     Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

     Cash - the carrying amount of cash is a reasonable estimate of its fair value.

     Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

     Debt securities - the Company's debt securities are stated at their fair value, which was estimated by obtaining quotes from major financial institutions and brokers.

     Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2003 and 2002. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------

19   Geographical information

     The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                         Year ended December 31,
                                         ---------------------------------------

                                              2001           2002           2003
                                         ---------      ---------      ---------

     North America                         119,593        278,988        408,699
     Europe                                229,913        290,877        402,822
     Asia                                  232,371        119,966        229,376
     Other                                   1,488         10,791         15,601
                                         ---------      ---------      ---------

     Total                                 583,365        700,622      1,056,498
                                         =========      =========      =========

     Sales to two unaffiliated customers represented 42% of net sales in 2003. Two unaffiliated customers represented 35% and 21% in 2002 and 2001, respectively. No other individual customers represented more than 10% of net sales.


20   Related parties

     Transactions with related parties resulted in the following balance sheet and income statement balances:

                                                                                              December 31,
                                             --------------------------------------------------------------

                                                                      2002                            2003
                                             ------------------------------  ------------------------------

                                                   Assets      Liabilities         Assets      Liabilities
                                             -------------  ---------------  -------------  ---------------
Balance sheet
    Current assets
       Cash and cash equivalents                      132                              51
       Accounts receivable                          2,781                           3,174
    Current liabilities - suppliers
    Long-term debt (including
          current portion and accrued
        finance charges)                                           264,093                         264,434
                                             -------------  ---------------  -------------  ---------------

                                                    2,913          264,093          3,225          264,434
                                             =============  ===============  =============  ===============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United States dollars
     (unless otherwise stated)
     --------------------------------------------------------------------------


                                                                                   Year ended December 31,
                           --------------------------------------------------------------------------------

                                               2001                        2002                       2003
                           -------------------------  -------------------------- --------------------------

                                Income      Expense        Income       Expense        Income      Expense
                           ------------ ------------  ------------  ------------ ------------- ------------
Income statement
  Operating revenues            23,336                     31,016                      22,963
  Financial expenses                         10,292                     129,424                     79,676
                           ------------ ------------  ------------  ------------ ------------- ------------

                                23,336       10,292        31,016       129,424        22,963       79,676
                           ============ ============  ============  ============ ============= ============


21   Supplementary information -
     Valuation and qualifying accounts

                                                                  Additions       Deductions
                                                Balance at       charged to      credited to         Balance
                                                 beginning        costs and        costs and          at end
Description                                        of year         expenses         expenses         of year
------------------------------------------   --------------  ---------------  ---------------   -------------
2003
Allowances deducted from
 related balance sheet accounts:
  Accounts receivable                                1,161            1,996                            3,157
  Inventories                                        2,154            1,801            1,846           2,109
  Investments (other assets)                           801                                               801

2002
Allowances deducted from
 related balance sheet accounts:
  Accounts receivable                                  317              863               19           1,161
  Inventories                                        2,615                               461           2,154
  Investments (other assets)                           801                                               801


2001
Allowances deducted from
 related balance sheet accounts:
  Accounts receivable                                  446                               129             317
  Inventories                                        4,841                             2,226           2,615
  Investments (other assets)                           801                                               801
  Deferred income tax                                2,474                             2,474


                                      * * *